SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 23)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Francis S. Currie Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 1-650-752-2002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

Page 1 of 5 Pages

CUSIP No. 157639105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Domaines Barons de Rothschild (Lafite) SCA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,556,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,556,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,556,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* PN

     Domaines Barons de Rothschild (Lafite) SCA (the “Reporting Person”) hereby amends and supplements its Report on Schedule 13D, originally filed on April 19, 1989 (as heretofore amended and supplemented by Amendment Nos. 1 through 22, the “Schedule 13D”) with respect to the purchase of shares of common stock, no par value, (the “Shares”) of The Chalone Wine Group, Ltd. (the “Company”).

     Other than as set forth herein, there ahs been no material change in the information set forth in the Schedule 13D.

   Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is supplemented as follows:

     On July 8, 2004, the Company entered into the Confidentiality Agreement with the Reporting Person, in the form attached hereto as Exhibit 5 (the “Confidentiality Agreement”), pursuant to which each of the Company and the Reporting Person may make available to the other party certain information, including information about the disclosing party, in connection with the consideration of a possible negotiated transaction between the Company, the Reporting Person, Constellation Brands, Inc. (“CBI”) and Huneeus Vintners, LLC (“HVI”).

     In addition, the Reporting Person has agreed to certain standstill terms contained in the Confidentiality Agreement. The Reporting Person has agreed that, until July 8, 2005, other than on the invitation of the Company’s board of directors, it will not (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets (other than non-material assets or any other asset of the Company generally offered for sale to the public) of the Company; (ii) any tender or exchange offer, merger, consolidation or other business combination involving the Company; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any material portion of the Company’s business; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to the securities of the Company (except for the group disclosed in Amendment No. 21 to this Schedule 13D); (c) take any action which to the knowledge of the Reporting Person requires the Company to make a public announcement regarding any of the types of matters set forth in (a) above that directly involve the Reporting Person; (d) nominate, or seek to have nominated, any individual for election to the Company’s board of directors, except as set forth in the following paragraph; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing or advise, assist, encourage, finance or seek to persuade others to take any action with respect to the foregoing, except as disclosed in Amendment No. 21 to this Schedule 13D or otherwise in connection with CBI, HVI and/or its or their respective representatives. The Reporting Person further agreed during such period not to request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence) if such action would cause the Reporting Person to violate the provisions of this paragraph. The Reporting Person and the Company have also agreed no to solicit any of the officers or key employees of the other party during such period.

     Notwithstanding the above, the Reporting Person may continue to have up to three representatives on the Company’s board of directors, and the Company agrees that its board of directors, or any applicable committee thereof, will nominate three of the Reporting Person’s representatives as nominees for the Company’s board of directors or, if the number of directors on the Company’s board of directors exceeds 11, the number of representatives which represents at least 27% of the total number of directors on the Company’s board of directors, in each case so long as the Reporting Person owns at least 27% of the outstanding shares of the Company’s common stock. Additionally, nothing in the foregoing paragraph shall prohibit the following: (a) the Reporting Person’s representatives on the Company’s board of directors continuing to take actions solely in their capacity as directors in order to fulfill their fiduciary duties as directors and consulting with the Reporting Person in connection with actions they may consider taking in their capacity as directors consistent with their fiduciary duties to the Company; (b) the Reporting Person voting its shares of the Company’s capital stock as it determines in its sole discretion; (c) the Reporting Person selling its shares of the Company’s capital stock, provided that it otherwise complies with the confidentiality provisions of this letter agreement; and (d) the Reporting Person acquiring shares of the Company’s capital stock in connection with any conversion of the Convertible Subordinated Promissory Note in accordance with its terms issued by the Company to the Reporting Person on August 21, 2002 in the principal amount of $8,250,000.

     In addition, for the period beginning on the date of the Confidentiality Agreement and ending at the close of business on July 8, 2005, the Company has agreed that it will not disclose any non-public information relating to its business to any person who is known by the Company to be considering making, or has made, an Acquisition Proposal (such person being a “Third Party”), unless such Third Party has executed an agreement (a “Third Party Agreement”) with the Company containing standstill provisions which are no less favorable to the Company than the standstill provisions contained in the Confidentiality Agreement (the “Standstill”); provided that the Company may enter into a Third Party Agreement containing standstill provisions that are less favorable to the Company in the aggregate than the Standstill if the Company notifies the Reporting Person of the terms of such standstill provisions as soon as reasonably practicable after the execution of such Third Party Agreement, in which case the Standstill as it applies to the Reporting Person shall be automatically amended to be substantially similar to the standstill provisions contained in such Third Party Agreement (provided that the length of the Standstill in the Confidentiality Agreement shall commence from the date of the Confidentiality Agreement, not the date of the Third Party Agreement). For purposes of this provision, “Acquisition Proposal” means any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 50% or more of the consolidated assets of the Company and its subsidiaries or over 50% of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 50% of the consolidated assets of the Company, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 50% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 50% of the consolidated assets of the Company or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 50% of the consolidated assets of the Company.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is supplemented as follows:

     From time to time, the Reporting Person’s representatives on the Company’s board of directors may take actions in their capacity as directors and may consult with the Reporting Person in connection with actions they may consider taking in their capacity as directors. These actions may include the making of proposals for the acquisition of securities or material assets of the Company, a tender or exchange offer, merger, consolidation or other business combination involving the Company, a recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any material portion of the Company’s business, or a proxy solicitation, any of which proposed transactions may include the participation of the Reporting Person, CBI, HVI or any other parties.

   Item 7. Material to be Filed as Exhibits.

      Item 7 of the Schedule 13D is supplemented as follows:

      Exhibit 5: Confidentiality Agreement entered into by the Reporting Person and the Company on July 8, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2004

Date

/s/ Eric de Rothschild

Signature

Eric de Rothschild / Managing Director

(Name/Title)